BRIGUS GOLD CORP.
Three and six months ended June 30, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of Brigus Gold Corp. (“Brigus” or the “Company”) and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2011, the unaudited condensed consolidated interim financial statements for the quarters ended June 30, 2012 and 2011 and related notes.

The information presented in this MD&A is as of August 9, 2012. All of the financial information presented herein is expressed in United States dollars (“US dollars” or “USD”), unless otherwise stated. Canadian dollars are indicated by the symbol “Cdn$”. The first, second, third, and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3”, and “Q4”, respectively.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. The reader is cautioned not to place undue reliance on forward-looking statements. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OVERVIEW OF THE BUSINESS

Brigus is a growing junior Canadian gold producer committed to maximizing shareholder value through efficient production, targeted exploration and select acquisitions. Brigus is principally engaged in gold mining, including extraction, processing and refining as well as exploration and development of mineral deposits in Canada.

The Company operates the wholly-owned Black Fox Mine and Mill in the Timmins Gold District of Ontario, Canada.  The Company’s Black Fox Complex encompasses the Black Fox Mine and adjoining properties in the Township of Black River-Matheson, Ontario, Canada. The Black Fox Mine consists of an open pit mine which commenced commercial production in 2009 and an underground mine which commenced commercial production in the fourth quarter of 2011. The Company’s exploration program has identified various gold-bearing zones within the Black Fox Complex, most notably the 147 Zone and the Contact Zone, which have both produced excellent exploration drilling results to date. In the fourth quarter of 2011, the Company announced an initial NI 43-101 compliant, independent mineral resource estimate for the 147 and Contact Zones which added more than 50 percent to the gold resource at the Black Fox Complex.

Brigus also owns the Goldfields Project located in northern Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In 2011, a pre-feasibility study was completed on the Goldfields Project indicating a net present value of $144.3 million at a 5% discount rate with an internal rate of return of 19.6% assuming a gold price of $1,250 per ounce (pre-tax).

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OUTLOOK

Brigus is forecasting 2012 gold production of 77,000 to 85,000 ounces, at a per ounce cash cost of $775 - $825 as follows:

2012	Low	High	Actual
Q1	15,500	17,000	16,922
Q2	18,000	21,000	18,254
Q3	21,500	23,000	-
Q4	22,000	24,000	-
Total	77,000	85,000

The Company expects gold production to increase until it reaches a steady state output of 25,000 ounces per quarter.

During the second quarter, the Company reviewed its 2012 capital budget. As a result of this review, the Company expects capital development costs in the underground to be $29 million and spending on plant, property and equipment to be $13 million. Capital development in the underground has increased as a result of changes to mining techniques and additional development activity. The original budget for the underground mine called for the use of mechanized cut and fill techniques throughout the mine. In Q1 2012, the Company identified that it would be more appropriate to mine the west side of the mine using long-hole techniques, which require more up-front development, but provide a lower overall mining cost and higher ore recovery rates. Development of the long-hole stope on the west side of the mine is on-going and production from the west side long-hole will commence in Q4 2012. Additionally, an exploration drift was added to the east ramp to facilitate an underground exploration program while enabling definition drilling on existing reserves. Finally, the original mine plan did not include development within the upper workings of the mine which were initially mined from 1997-2001. The Company has recently revisited this area and identified potential new mining zones. In order to mine these zones, the Company will require additional up-front capital investment. Increases in the budget for plant, property and equipment also include an upgrade to the electrical system at the mine and improvements to the tailing facilities.

The revised capital budget for 2012 is $60 million, consisting of $29 million related to underground development, $12 million related to open pit capital stripping, $3 million related to Phase 3 overburden removal, $8 million related to mining equipment purchases and overhauls, $3 million for electrical upgrades, $2 million for Grey Fox development, and $3 million relating to the completion of the mill expansion.

The mill optimization program is progressing according to plan and is expected to be completed and in service during the second half of 2012. Processing capacity and recovery will increase through optimization of existing equipment, equipment additions and reduction of production losses. The optimization is expected to increase mill processing capacity by 5-10%, up to 2,200 tpd.

Planning is underway to develop the Grey Fox Mine located on the southeast portion of the Black Fox Complex. The initial resource estimate from this area, announced in December 2011, added more than 50 percent to the gold resource at the Black Fox Complex. Brigus is in the process of expanding the resource and converting Inferred ounces to Indicated ounces through systematic in-fill drilling. An updated resource estimate will be released in September. Initial engineering studies have also been initiated and will continue through 2012 to determine project economics as well as development and production timelines. A preliminary economic assessment (“PEA”) for Grey Fox will be released in Q4 and will incorporate the new resource.

The Black Fox underground ore body is open for expansion with grades that trend higher at depth. The Company began underground exploration drilling from the east ramp in June with the objective of increasing the reserves and extending the mine life. Exploration drilling with a second underground drill will commence from the west ramp in September.

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SECOND QUARTER HIGHLIGHTS

•	Produced 18,254 ounces of gold, consistent with quarterly production guidance.
•	Sold 18,419 ounces of gold, a 21% increase over the 15,178 ounces sold in Q2 2011.
•	Obtained an average realized gold price of $1,543 per ounce, a 5% increase over the Q2 2011 average realized gold price of $1,463 per ounce.
•	Achieved an average grade from the underground mine of 6.31 gpt.
•	Reduced cash costs to $799 per ounce, an 8% reduction in cash costs from Q2 2011, which totalled $865 and a 7% reduction from cash costs in Q1 2012, which were $858.
•	Generated cash flow from operations, before working capital adjustments, of $12.6 million, compared to $3.6 million in the same period in 2011.
•	Increased operating margin by 24% to $744 per ounce, compared to $598 per ounce in Q2 2011.
•	Processed 178,002 tonnes of ore at an average grade of 3.31 gpt and an average recovery of 96.5%, compared to 181,488 tonnes of ore at an average grade of 2.86 gpt and an average recovery of 94% in Q2 2011.
•	Generated positive income from operations of $4.7 million, compared to a net operating loss of $2.9 million in Q2 2011.

SELECTED QUARTERLY FINANCIAL RESULTS

CONSOLIDATED FINANCIAL RESULTS

(thousands, except per share and	For the three months ended		For the six months ended
ounces)	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Revenue from the sale of gold	$28,422	$17,863	$54,245	$31,433
Operating costs	$23,736	$20,754	$46,079	$37,700
Operating income (loss)	$4,686	$(2,891)	$8,166	$(6,267)
Net income (loss) and comprehensive income (loss)	$416	$(3,972)	$5,936	$289
Basic and Diluted earnings (loss) per share	$0.00	$(0.02)	$0.03	$0.00
Cash flows from operations	$10,407	$4,055	$17,328	$7,470
Gold sales in ounces	18,419	15,178	34,452	25,181
Total cash cost per ounce gold sold (1)	$799	$865	$826	$969

(1)	Total cash cost per ounce gold sold is a non-GAAP measure and is not necessarily comparable to similar titled measures of other companies due to potential inconsistencies in the method of calculation. Refer to the table under the section “Reconciliation of Cash Operating Costs per Ounce” for the calculation of cash costs per ounce of gold on page 8.

REVIEW OF FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2012

During the three months ended June 30, 2012, the Company sold 18,419 ounces of gold compared to 15,178 ounces in the same period in 2011. Revenue for the quarter ended June 30, 2012 totalled $28.4 million, compared to $17.9 million in 2011, a 58% increase on a period over period basis, before adjusting for revenue from underground development ore. In Q2 2011, approximately $4.3 million relating to the sale of underground development ore was capitalized within underground development costs as the underground mine had not yet entered full production. After giving effect to this balance, revenue increased by 28% or $6.2 million on a year over year basis. The increase in revenue is the result of a 21% increase in ounces sold and a 5% increase in realized price per ounce. The number of ounces sold in Q2 2012 increased, as both Phase 2 of the open pit and the underground mine were in full production, compared to Q2 2011, when only the open pit was in production and the underground mine was still in development.

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During Q2 2012, 16,207 ounces were sold at spot rates, at an average realized price of $1,607 per ounce. The remaining 2,212 ounces were delivered against the gold stream agreement (the “gold stream”) with Sandstorm Resources Ltd. (“Sandstorm”) at an average realized price of $1,072 per ounce. Sales to Sandstorm during Q2 2012 generated cash proceeds of $500 per ounce as well as the recognition of $572 per ounce of deferred revenue. For the three month period ended June 30, 2011, 13,569 ounces were sold at spot rates, at an average realized price of $1,509 per ounce with the remaining 1,609 ounces sold to Sandstorm at an average realized price of $1,072 per ounce. The Company has until December 31, 2012 to exercise an option to buy back up to 6% of the gold stream.

During the three month period ended June 30, 2012, the Company produced 18,254 ounces of gold, compared to 15,688 ounces in the same period in 2011. The increase in production relates to improved grades and mill recoveries. The overall grade for Q2 2012 was 3.31 gpt compared to 2.86 gpt in Q2 2011. The continued increase in grade is the result of the inclusion of higher grade underground ore, which averaged 6.31 gpt during Q2 2012. Mill recovery averaged 96% in Q2 2012, compared to 94% in Q2 2011.

Direct operating costs, which include mining and processing costs, for the three months ended June 30, 2012 totalled $14.7 million, compared to $10.6 million for the same period ended June 30, 2011. The increase in direct operating costs is the result of the increase in production as well as the inclusion of higher operating costs associated with the production of underground ore, which were capitalized in Q2 2011.

The open pit cost per tonne for the three months ended June 30, 2012 was $2.94 compared to $3.12 in Q2 2011. The decrease in the cost per tonne can be attributed to lower operating costs in the open pit in Q2 2012 compared to Q2 2011, largely attributable to a reduction in the use of contract services.

The cost per tonne for underground ore in Q2 2012 decreased 12% from $122 in Q1 2012 to $107 in Q2 2012. There are no comparable balances for Q2 2011, as the underground mine was not in full production. The cost per tonne decreased in Q2 2012 due to a 4% increase in the total ore tonnes mined and a more focused review of costs. In Q2 2012, 36,604 ore tonnes were mined from the underground, compared to 35,147 in Q1 2012.

The cost per tonne milled in Q2 2012 was $19.79 compared to $16.91 in the same period in 2011. The increase in the cost per tonne milled in Q2 2012 relates to higher operating costs and a 2% decrease in the total tonnes processed, from 181,488 tonnes in Q2 2011 to 178,002 tonnes in Q2 2012. The decrease in the tonnes processed relates to a temporary shut-down in May 2012 in relation to the forest fires in the area and unscheduled down-time relating to the Mill’s tertiary crusher. The mill was shut-down for four days as a result of the forest fires, resulting in approximately 8,000 tonnes of lost production. Issues with the tertiary crusher required the Company to use third party crushing services to maintain the mill throughput while the unit was repaired and eventually replaced. The cost of these services contributed to the higher cost per tonne milled during the period.

Corporate administration expenses, before the recognition of stock-based compensation, totalled $1.7 million for the three months ended June 30, 2012 compared to $4.0 million in the same period in 2011, a decrease of $2.3 million or 56%. Corporate administration costs include expenses related to the overall management of the Company, which are not part of direct operating costs. The reduction in corporate administration costs relates to a 44% decline in corporate overhead as a result of the closure of the Denver office in Q3 2011 and a 76% decrease in legal, accounting and other professional fees. Stock-based compensation for Q2 2012 totalled $1.3 million compared to $1.2 million in the same period in 2011.

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During Q2 2012, the Company recorded net income of $0.4 million, compared to a net loss of $4.0 million in the same period in 2011. Net income in 2012 is attributable to operating income of $4.7 million, fair value adjustments on derivative instruments and equity-linked financial instruments of $0.7 million, and $1.3 million related to foreign exchange gains, income tax adjustments and interest income. These amounts were offset by a $4.9 million impairment charge on the Company’s investments, $1.3 million in financing costs, and a $0.1 million equity loss in the investment in associate. The Company’s investments include investments receivable and an investment in associate, both related to the sale of the Ixhuatán property to Cangold Limited (“Cangold”). The value of the investment receivable and investment in associate is based on quoted market value of Cangold’s publically traded shares. The quoted market value of Cangold’s shares declined from $0.36 in October 2011 when the agreement was signed to $0.10 in June 2012. The Company has concluded that the decline in Cangold’s market value is significant and therefore has recorded an impairment change on both the investment receivable and investment in associate. The value of both assets has been written-down to market value as of June 30, 2012. This impairment loss is required to be reversed should the quoted market value of Cangold’s publically traded shares increase in future periods. The net loss in Q2 2011 of $4.0 million was mainly due to operating losses of $2.9 million, financing costs of $1.1 million, and losses of $1.5 million on the Company’s derivative instruments and equity-linked financial instruments. These amounts were offset by interest income of $1.1 million, tax recoveries of $0.2 million, and $0.2 million in foreign exchange gains and other income.

REVIEW OF FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Revenue for the first six months of 2012 totalled $54.2 million compared to $31.4 million for the same period in 2011, an increase of $22.8 million or 73%. The Company sold 34,452 ounces of gold during the first half of 2012 at an average realized price of $1,575, compared to 25,181 ounces at an average realized price of $1,421 for the same period in 2011. The increase in revenues in 2012 is directly attributable to the increase in gold production as both the underground and open pit mine were in full operation throughout the first six months of 2012, compared to 2011 when the majority of the underground activity was development related. Additionally, in Q2 2011, $4.3 million in development ore mined from the underground was capitalized, as the underground had not yet entered production.

During the six months ended June 30, 2012, 30,251 ounces were sold at spot rates at an average realized price of $1,644 and 4,201 ounces were delivered against the gold stream for cash proceeds of $500 per ounce as well as the recognition of $572 per ounce of deferred revenue. For the six months ended June 30, 2011, 22,819 ounces were sold at spot rates at an average realized sales price of $1,457 per ounce and the remaining 2,362 ounces were delivered against the gold stream for cash proceeds of $500 per ounce and the recognition of $572 per ounce in deferred revenue.

Direct operating costs for the six months ended June 30, 2012 were $28.5 million, compared to $21.6 million for the six months ended June 30, 2011, an increase of $6.9 million or 32%. The increase in direct operating costs for the first half of 2012 relates to the increased gold production.

The open pit cost per tonne for the six months ended June 30, 2012 was $2.91 compared to $3.03 in the same period in 2011, a decrease of $0.12 or 4%. The decrease in the cost per tonne is a result of a 4% increase in the amount of tonnes mined and improved cost control.

The cost per tonne for underground ore in the first half of 2012 was $114. The Company expects the cost per tonne for underground ore to vary between $90-$100 once the underground mine achieves its targeted production of 800 tpd. There are no comparable balances for the same period in 2011, as the underground mine was not in full production.

The cost per tonne milled in the six months ended June 30, 2012 was $18.30 compared to $16.68 in the same period in 2011. The Company milled 358,967 tonnes in the first six months of 2012, compared to 360,717 for the same period in 2011, a decrease of 1,750 tonnes. The increase in milling cost per tonne relates to the costs incurred in Q2 2012 for contract crushing due to issues relating to the Company’s tertiary crusher.

Corporate administration expenses, before the recognition of stock-based compensation, were $3.1 million for the six months ended June 30, 2012 compared to $6.5 million the same period in 2011, a decrease of $3.4 million or 52%. The reduction in corporate administration costs in 2012 relates to lower corporate overhead costs as a result of the closure of the Denver office and a decrease of 78% in legal, accounting and other professional fees. Stock-based compensation for the six month period ended June 30, 2012 was $2.5 million compared to $1.8 million for the same period in 2011. The increase of $0.7 million is attributable to the vesting of options during 2012.

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The Company recorded net income of $5.9 million for the six months ended June 30, 2012, compared to $0.3 million in the same period in 2011, an increase of $5.6 million. Net income for the first half of 2012 was driven by operating income of $8.2 million, fair value adjustments of $4.4 million on the Company’s equity-linked financial instruments and derivative liabilities, and $1.3 million related to income tax adjustments and interest income. This was offset by a $4.9 million impairment charge on the Company’s investments, $2.5 million in financing costs, $0.5 million from foreign exchange losses and other, and a $0.1 million equity loss in investment in associate. In 2011, the net income of $0.3 million was mainly due to $6.2 million relating to gains on the Company’s equity linked financial instruments and derivative liabilities, income tax adjustments of $3.3 million, and interest income of $1.2 million, offset by a loss from operations of $6.3 million, $3.8 million in financing costs, and foreign exchange losses and other of $0.3 million.

REVIEW OF OTHER INCOME AND EXPENSES FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012

Amortization and depreciation expense totalled $6.0 million in Q2 2012 compared to $5.0 million in Q2 2011. The period over period increase is the result of amortization of development costs related to the underground mine which commenced production in Q4 2011. For the six months ended June 30, 2012, amortization and depreciation costs totalled $12.0 million compared to $7.9 million for the same period in 2011.

Finance costs totalled $1.3 million in Q2 2012 compared to $1.2 million in Q2 2011. Finance costs include interest on capital leases, and debt accretion costs on the Company’s convertible debentures, which are offset by the capitalization of interest on qualifying assets. For the six months ended June 30, 2012, finance costs decreased by $1.3 million, from $3.8 million as of June 30, 2011 to $2.5 million on June 30, 2012. Finance costs for the first six months of 2011 were higher than the same period in 2012 as they included debt accretion costs and interest payments on the project facility which was repaid at the end of Q1 2011.

For the three months ended June 30, 2012, a $4.9 million impairment loss was recorded on the Company’s investments receivable and investment in associate. The investments relate to consideration received as part of the transaction to dispose of 75% of the Company’s interest in the Ixhuatán property. Under the terms of the agreement with Cangold, the Company received 6 million Cangold shares when the agreement was signed and is to receive a further 10 million Cangold shares. The fair value of the investment receivable and investment in associate is determined by the quoted market value of Cangold’s publically traded shares. Under IFRS, the Company is required to review assets for indicators of impairment. As at June 30, 2012, the Company identified that there was a significant decline in the market value of Cangold’s shares and therefore concluded that an impairment should be recorded to reduce the value of the investment receivable and investment in associate to the market value as of June 30, 2012. The impairment loss is required to be reversed should the quoted market value for Cangold’s publically traded shares increase in future periods.

During the three months ended June 30, 2012, the Company recorded a $0.4 million loss on the derivative financial liability relating to the Company’s convertible debentures, compared to a $1.3 million loss in Q2 2011. The convertible debentures are classified as hybrid financial instruments as they include a conversion option which provides the debenture holders with the ability to redeem the debentures in either cash or equity at maturity. The conversion option is a financial liability and is recorded at fair value each reporting period. The fair value of the liability is determined using the Black Scholes valuation model, therefore the value of the liability increases or decreases in conjunction with changes in the Company’s share price, resulting in corresponding gains or losses on the Statement of Operations and Comprehensive Income (Loss). For the six months ended June 30, 2012, the Company recorded a $1.9 million gain relating to the mark to market adjustment of the conversion option, compared to a loss of $0.1 million in the same period in 2011.

For the three months ended June 30, 2012, the Company recorded a gain of $1.1 million relating to the change in the fair value of the Company’s equity-linked financial instruments, compared to a loss of $0.2 million in Q2 2011. The fair value of the equity-linked financial instruments is determined by the market value of the underlying securities, resulting in the recognition of gains or losses on the Statement of Operations and Comprehensive Income (Loss). The Company recorded a gain of $2.5 million for the six months ended June 30, 2012 compared to a gain of $6.3 million for the six months ended June 30, 2011.

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STATEMENT OF FINANCIAL POSITION

Current assets totalled $42.7 million as of June 30, 2012, compared to $36.7 million as of December 31, 2011. Cash and cash equivalents increased by $5.8 million from $18.8 million as of December 31, 2011 to $24.6 million as of June 30, 2012. Cash inflows during the period consisted of positive cash from operations of $17.3 million, $15.0 million in net proceeds from the equity financing and $15.0 million related to the sale leaseback financing. These cash inflows were offset by capital expenditures totalling $33.8 million, interest payments of $2.5 million and repayments of long term debt of $4.7 million.

Long-term assets increased by $21.8 million from $336.5 million as of December 31, 2011 to $358.3 million as of June 30, 2012 due to an increase of $25.2 million in property, plant and equipment related to the capitalization of open pit capital stripping costs, underground mine development costs and equipment purchases, net of depreciation and amortization. These increases were offset by a $4.9 million impairment charge on the Company’s investments.

Total liabilities increased by $5.5 million, from $190.7 million as of December 31, 2011 to $196.2 million as of June 30, 2012. The increase was due to the sale leaseback financing, which increased long-term debt by $15.0 million, offset by reductions in the fair value of the derivative liability and equity linked-financial instrument accounts of $4.5 million, debt repayments of $4.7 million, as well as smaller decreases in accounts payable and deferred revenue.

Shareholder’s equity increased by $22.3 million, from $182.5 million as of December 31, 2011 to $204.8 million as of June 30, 2012, as a result of the equity financing and the positive net income earned during the first and second quarters of 2012.

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RESULTS OF OPERATIONS

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011
Metal Sales
Gold (ounces)	18,419	15,178	34,452	25,181
Silver (ounces)	1,191	469	2,049	905
Average realized gold price ($/ounce)	$1,543	$1,463	$1,575	$1,421

Production
Black Fox Mine – Open Pit Mine
Ore tonnes mined	192,041	87,760	412,621	117,569
Operating waste tonnes mined	1,332,625	1,533,069	2,659,987	1,624,136
Capital stripping tonnes mined	691,635	712,273	1,444,995	2,602,724
Overburden tonnes mined	-	-	-	293,680
Total tonnes mined – Open Pit Mine	2,216,301	2,333,102	4,517,603	4,638,109

Black Fox Mine – Underground Mine
Ore tonnes mined	36,604	30,316	71,751	39,132
Black Fox Mine – Total Tonnes Mined	2,252,905	2,363,418	4,589,354	4,677,241
Tonnes milled	178,002	181,488	358,967	360,717
Tonnes milled per day	1,956	1,994	1,972	1,993
Head grade of ore (gpt)	3.31	2.86	3.17	2.26
Recovery (%)	96%	94%	96%	93%
Gold ounces produced	18,254	15,688	35,176	24,460

Total cash costs ($/ounce)	$799	$865	$826	$969
Operating margin ($/ounce)	$744	$598	$749	$452

RECONCILIATION OF CASH OPERATING COSTS PER OUNCE

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011
Gold ounces sold	18,419	15,178	34,452	25,181
Less: underground ounces sold	-	(2,952)	-	(2,952)
Net gold ounces sold	18,419	12,226	34,452	22,229
Direct operating costs	$14,716	$10,580	$28,474	$21,552
Total cash cost per ounce of gold	$799	$865	$826	$969

The total cash cost per ounce of gold sold for the three months ended June 30, 2012 was $799 compared to $865 for the period ended June 30, 2011. The decrease in the cash costs per ounce relates directly to the increase in ounces produced during the period.

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SECOND QUARTER OPERATIONAL REVIEW

Black Fox Open Pit Mine

During the three months ended June 30, 2012, the Company mined 192,041 ore tonnes from the open pit at an average grade of 2.16 gpt, a 119% increase over the 87,760 ore tonnes mined in Q2 2011. For the six months ended June 30, 2012, the Company mined 412,621 ore tonnes from the open pit at an average grade of 2.23 gpt, a 251% increase over the 117,569 ore tonnes mined in same period of 2011. The increase is due to the overburden removed in Q1 2011 which delayed the mining of ore tonnes from Phase 2 of the open pit.

During Q2 2012, the operating strip ratio in the open pit was 6.9:1, compared to 17.5:1 in Q2 2011. The decrease in the operating strip ratio is the result of advancing deeper into Phase 2 of the open pit. The Company capitalized $2.2 million in capital stripping costs during Q2 2012, compared to $2.5 million in Q2 2011. During the six months ended June 30, 2012, the operating strip ratio in the open pit was 6.4:1, compared to 13.8:1 for the same period in 2011. Capital stripping costs of $5.2 million were capitalized during the 6 months ended June 30, 2012, compared to $9.6 million in the same period of 2011.

The open pit generated approximately 1,620 tpd of high-grade ore during Q2 2012, which was used to maintain the mill throughput of 2,000 tpd. As high-grade tonnage from the underground reaches daily production rates of 800 tpd, the amount of lower-grade open pit ore used to feed the mill will be reduced and directed to the stockpile for processing in the future.

Black Fox Underground Mine

During the first six months of 2012, the Company implemented changes to the underground mining techniques which has resulted in higher grades. Mining methods have now been tailored to the geometry of the ore zones which has reduced dilution and increased grade. The average grade from the underground was 6.31 gpt for Q2 2012 and 5.28 gpt for Q1 2012. The Company’s objective is to maintain an average head grade above 5.0 gpt through the use of these selective mining techniques and predictive geological models.

During the three months ended June 30, 2012, development advance totalled 2,628 metres (“m”), including 692 m of ore access development. In Q2 2012, 36,604 tonnes of ore were mined from the underground at an average grade of 6.31gpt. Ore production for the quarter averaged 402 tpd.

During the six months ended June 30, 2012, development advance totalled 4,927 m, including 1,354 m of ore access development. In the first six months of 2012, 71,751 tonnes of ore were mined from the underground at an average grade of 5.81 gpt with ore production for the averaging 394 tpd.

During the first quarter of 2012, a long-hole stope was identified within the west zone. Initially, this block of ore was thought to measure approximately 70 m in strike length, 5 to 10 m in horizontal width and 60 meters in vertical height. As a result of additional drilling in this area, the zone now measures 130 m in strike length, 20 to 25 m in horizontal width and 70 m in vertical height. Under the initial mine plan, this area was to be mined through the use of mechanized cut and fill techniques. However, in order to maximize recoveries, this area will now be mined through the use of transverse long-hole mining techniques. The increase in the size of this zone and the change in the mining techniques have increased the amount of development required to access and mine the ore. Development of this zone will continue into Q4, with production commencing before the end of the year. Once complete, it is expected that production from this block will provide up to 400 to 500 tpd over the next year.

Within the upper levels of the underground mine, around the old mine workings, extensions of gold mineralization have been identified and are expected to contribute approximately 100 tpd for the remainder of the year. This is a narrow ore zone and will be mined using modified shrinkage mining techniques to minimize dilution.

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The east ramp zones have complex geometry and dilution is being controlled in this area by using smaller equipment and changing the sub-level spacing from 24 m to 12 m. Approximately 200 to 300 tpd will be extracted from these zones throughout the remainder of the year.

Capital expenditures for underground development incurred in the second quarter of 2012 totalled $8.7 million, compared to $8.1 million in Q1 2012. As discussed, the additional development required to access the long-hole zone has increased the Company’s estimate for capital development for the remainder of the year by $10 million.

Black Fox Mill

During the three months ended June 30, 2012, the Black Fox Mill processed 178,002 tonnes of ore, at a grade of 3.31 gpt and a recovery of 96.5%, achieving total production of 18,254 ounces. This compares to 181,488 tonnes in Q2 2011 at a grade of 2.86 gpt and a recovery rate of 94%. Mill availability was 90% and averaged 1,956 tonnes per day throughout Q2 2012.

During the six months ended June 30, 2012, the Black Fox Mill processed 358,967 tonnes of ore, at a grade of 3.17 gpt and a recovery of 96.2%, achieving total production of 35,176 ounces. This compares to 360,717 tonnes at a grade of 2.26 gpt and a recovery of 93% during the same period in 2011. Mill availability was 92% and averaged 1,972 tonnes per day throughout the first six months of 2012.

The mill optimization program is expected to be completed and in service in the second half of 2012. Processing capacity and recovery will be increased through optimization of existing equipment, equipment additions and reduction of production losses. The optimization is expected to increase mill processing capacity by 5-10%, up to 2,200 tpd.

Safety

The Company is committed to providing a safe work environment for its employees and the responsible stewardship of its environment. The Black Fox Mine has a strong safety record with all sites working over 939 days without a lost time injury. The Company was recognized by the Porcupine Northeastern Ontario Mines Safety Group for attaining zero lost time frequency in 2011. This is the second year that Brigus has been recognized for this achievement.

EXPLORATION REVIEW

Black Fox Complex

The Company continues to report excellent drill results from its drilling program on the Black Fox Complex. The Black Fox Complex covers 18-square kilometres (“kms”) and extends 6.5 kms along the strike of the well-known Destor-Porcupine Fault Zone, which hosts the Black Fox gold deposit and several other gold deposits in the Timmins Gold District. Apart from the Black Fox Mine deposit, the majority of known gold mineralization defined to date on the Black Fox Complex occurs within the Contact Zone and the 147 Zone located on the southern portion of the Black Fox Complex, about 3.5 km southeast of the Black Fox Mine, known as the Grey Fox property. The Grey Fox property includes five additional exploration targets currently being explored: the historic Gibson Deposit, Gibson Shear, School House Zone, Hislop North Zone, and the Grey Fox South Zone.

The Contact Zone is a steeply dipping fault zone located between the north-south trending argillaceous sediments and tuffs, in contact with mafic volcanics. The Contact Zone extends from the Grey Fox south claim boundary northwards for at least 1,200 m with an average strike of 350 degrees azimuth. The general dip of the feature is 78 degrees to the east with horizontal widths varying from 3.5 m to 35 m. The 147 Zone has gold mineralization which primarily occurs within multiple quartz carbonate brecciated zones within bleached units of mafic volcanics. The 147 Zone now extends to a vertical depth of approximately 400 m below surface and remains open down-dip.

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The 2012 exploration program is focused on in-fill drilling in the Contact and 147 Zones to convert Inferred ounces, as per the December 2011 preliminary National Instrument 43-101 resource estimate, to Indicated ounces. The program also includes step-out drilling intended to expand the resource on the Contact and 147 zones. An update to the initial National Instrument 43-101 resource estimate will be released in September 2012.

The Company has commenced planning for the Grey Fox mine, which will be the second mine on the Black Fox property. The Grey Fox mine will encompass the 147 and Contract Zones. Environmental permitting for the Grey Fox mine is currently underway.

During Q2 2012, the Company spent $2.5 million on exploration activities at the Black Fox Complex. Total spending to date for 2012 is $5.6 million.

Underground Exploration Program

During the second quarter of 2012, the Company completed the exploration drift from the deepest portion of the east ramp. Exploration and definition drilling from this drift has commenced with the objective of adding additional reserves to the underground.

Goldfields Project

The Goldfields Project is located in northern Saskatchewan, Canada. During 2011, Brigus reported results from an independent technical report prepared by March Consulting Associates Inc. This pre-feasibility study indicated a net present value of $144.3 million at a 5% discount rate with an internal rate of return of 19.6% assuming a gold price of $1,250 per ounce (pre-tax).

Brigus remains focused on establishing steady state production levels at its Black Fox operation and potential near term expansion from new discoveries within the Black Fox Complex. Once Black Fox has reached its steady state production level in excess of 25,000 ounces of gold per quarter, Brigus will make a decision on the development of the Goldfields Project.

Ixhuatán Project, Mexico

Brigus signed an option agreement with Cangold, whereby Cangold can acquire a 75% interest in the Company’s subsidiary that owns the Ixhuatán gold project in Chiapas, Mexico. Pursuant to the terms of the transaction, Cangold paid Brigus Cdn$1.0 million and issued 6.0 million Cangold shares to acquire the initial option. The Cangold shares are subject to an escrow agreement. Based on the escrow agreement, 10% of the Cangold shares were issued to Brigus in 2011 with the remainder to be released from escrow on a pre-determined basis. Cangold is also required to pay Brigus Cdn$1.0 million and issue 6.0 million Cangold shares in October 2012 and an additional Cdn$3.0 million and issue 4.0 million Cangold shares in October 2013.

To exercise its option and acquire a 75% interest in the Ixhuatán project, Cangold is required to pay Brigus Cdn$5.0 million and issue 4.0 million Cangold shares as well as complete an independent third-party feasibility study on the Campamento Deposit within 36 months. Following Cangold’s exercise of the purchase option, Cangold and Brigus will hold 75% and 25% interests, respectively, and will be responsible for their pro-rata costs in jointly developing the Ixhuatán deposit. Brigus will retain a 2% Net Smelter Return royalty over the project and upon commencement of commercial production will receive a payment of Cdn$5.00 per ounce of gold in the Proven and Probable category included in the feasibility study.

Dominican Republic Projects

Brigus has a signed option agreement with Everton Resources Inc. (“Everton”) related to the sale of the Company’s remaining interest in the Ampliación Pueblo Viejo, Ponton and La Cueva concessions in the Dominican Republic (the “Concessions”). The agreement requires Everton to issue 15.0 million treasury common shares to Brigus to acquire the option. Pursuant to the option, Everton can acquire Brigus’ remaining interest in the Concessions by paying Brigus Cdn$0.5 million in four installments and an additional Cdn$0.5 million in cash or common shares with a value of $0.5 million by September 30, 2012. Brigus will also receive a sliding Net Smelter Return royalty on the Concessions equal to 1.0% when the price of gold is less than US$1,000 per ounce, 1.5% when the price of gold is between US$1,000 and US$1,400 per ounce and 2% when the price of gold is above US$1,400 per ounce.

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Everton will also issue Brigus a promissory note equal to the greater of Cdn$5.0 million or 5.0 million common shares of Everton. The promissory note will be subject to the completion of a NI 43-101 compliant measured and indicated resource estimate on the Concessions of a minimum of one million ounces of gold equivalent (at an average grade of 2.5 gpt or higher for Ampliación Pueblo Viejo and 1.5 gpt or higher for Ponton and La Cueva) or actual gold production from the Concessions plus a NI 43-101 compliant measured and indicated resource estimate on the Concessions (at an average grade of 2.5 gpt gold equivalent and 1.5 gpt gold equivalent or higher for Ponton and La Cueva) exceeding one million ounces of gold equivalent.

As of August 9, 2012, the transaction had not received regulatory approval. The approval of this transaction is expected before the end of 2012.

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(In thousands, except per share and ounce amounts)

	2012		2011				2010
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue from the sale of gold	$28,422	$25,823	$21,179	$19,243	$17,863	$13,570	$22,467	$23,679
Operating income (loss)	$4,686	$3,480	$(369)	$2,626	$(2,891)	$(3,376)	$61	$9,124
Net income (loss)	$416	$5,520	$2,406	$13,074	$(3,972)	$4,261	$(28,838)	$(5,395)
Net income (loss) per share, basic	$0.00	$0.03	$0.01	$0.07	$(0.02)	$0.02	$(0.17)	$(0.04)
Net income (loss) per share, diluted	$0.00	$0.03	$0.01	$0.07	$(0.02)	$0.02	$(0.17)	$(0.04)
Gold sales in ounces	18,419	16,033	14,702	17,118	15,178	10,003	16,431	19,265
Total cash costs per ounce	$799	$858	$1,066	$807	$865	$1,097	$671	$383

KEY ECONOMIC TRENDS

The Company’s performance is highly dependent on the price of gold as it directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements during short periods of time and is affected by numerous factors, such as the strength of the US dollar, global economic conditions, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. Since 2011 there has been continued volatility in the financial markets and there continues to be uncertainty around the global economic recovery. Slower global growth is expected to continue in 2012 and reflects the compounding effect of a number of factors, most notably increasing fiscal belt-tightening in many advanced nations, prior credit restraint in some key developing countries, and the cascading effect on international trade, credit, and financial conditions associated with the euro zone’s lingering sovereign debt crisis.

In this environment, precious metals represent an attractive investment alternative. At June 30, 2012, the spot price for gold per ounce was $1,599, compared to $1,662 as at March 31, 2012 and $1,575 at December 31, 2011.

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LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2012, cash and cash equivalents totalled $24.6 million, compared to $18.8 million at December 31, 2011. The increase is the result of $15.0 million related to the equity financing as well as $15.0 million related to a sale leaseback on certain assets of the Black Fox Mill. Factors that can impact the Company’s liquidity are monitored regularly and include the market price of gold, production levels, operating cash costs, capital costs, exploration expenditures and currencies.

Operating activities contributed $10.4 million to cash flow during Q2 2012 compared to $4.1 million in the same period in 2011. Operating cash flows increased due to increased gold sales during the period at higher average realized prices. During the six month period ended June 30, 2012, operating activities contributed $17.3 million to cash flow compared to $7.5 million in the same period for 2011, an increase of $9.8 million. The increase in the gold ounces produced and sold year over year contributed to this increase.

Investing activities for the quarter ended June 30, 2012 utilized $13.4 million to fund underground mine development, open pit capital stripping and to acquire underground and open pit mine equipment, $2.6 million to fund exploration and development expenditures and $1.2 million for interest payments. During the quarter ended June 30, 2011, net cash used in investing activities totalled $14.6 million, consisting of $10.2 million in capital expenditures at Black Fox related to property, plant and equipment, $3.5 million related to exploration and development expenditures and $1.0 million for interest payments and other purposes.

Investing activities for the six months ending June 30, 2012 utilized $28.1 million to fund underground mine development, open pit capital stripping and to acquire underground and open pit mine equipment, $5.7 million to fund exploration and development expenditures and $2.4 million for interest payments. During the six months ending June 30, 2011, net cash used in investing activities totalled $28.4 million, consisting of $24.1 million in capital expenditures at Black Fox related to property, plant and equipment, $5.9 million related to exploration and development expenditures and $1.1 million for interest payments. These outflows were offset by a reduction in the certificates of deposits and other assets of $2.7 million.

For the quarter ended June 30, 2012, financing activities utilized $2.3 million for debt repayments. In the second quarter of 2011, financing costs of $2.3 million were offset by the receipt of proceeds on the exercise of warrants and options of $2.3 million. During the six month period ended June 30, 2012, financing activities contributed $24.2 million to cash flow as a result the equity financing and sale leaseback transactions, offset by $4.7 million in debt repayments. This compared to $30.7 million in the same period for 2011 as a result of the convertible debenture issuance of $47.6 million and proceeds from the exercise of warrants and options of $9.2 million, offset by $26.1 million in debt repayments.

Sale Leaseback Financing

On March 30, 2012, the Company completed a $15.0 million sale leaseback financing related to certain assets within the Black Fox Mill. The Company recorded a gain of $2.1 million, which will be deferred and amortized over the life of the lease. The lease is accounted for as a finance lease with a 60 month term, a fixed interest rate of 5.69% and with monthly lease payments.

Sandstorm Gold Stream Agreement

During 2010, Brigus entered into a gold stream agreement with Sandstorm pursuant to which Sandstorm agreed to purchase 12% of the gold production from the Black Fox Mine beginning in January 2011 and 10% of future production from the Black Fox extension covering a portion of the adjoining Pike River. Sandstorm made an upfront payment of $56.3 million of which Brigus used a portion to effectively settle the balance of its 2010 forward gold sales. Sandstorm also agreed to pay Brigus ongoing per ounce payments of $500 subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum. Brigus has the option until the end of 2012 to reduce the Gold Stream to 6% of production from the Black Fox Mine and 4.5% of production from the Black Fox extension for a payment of $36.6 million. For the three month period ended June 30, 2012, the Company delivered 2,212 ounces to Sandstorm and 4,201 ounces on a year to date basis.

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Convertible Debentures

On March 23, 2011, the Company sold $50.0 million of senior unsecured convertible debentures (the “Convertible Debentures”). The Convertible Debentures have a maturity date of March 31, 2016, an interest rate of 6.5% per year, payable semi-annually in arrears, and a conversion price of $2.45 per Brigus common share. The net proceeds were used to repay debt, fund continuing development and general working capital and accelerate the exploration drilling programs at the Company’s Black Fox Complex.

COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities as at June 30, 2012:

						December 31,
	Payments due by period as of June 30, 2012					2011
	Within 1 year	1-3 years	4-5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	$22,955	$976	$829	$23	$24,783	$25,694
Long-term debt (principal and interest repayments)	16,642	23,178	59,213	-	99,033	88,862
Operating lease obligations	302	380	-	-	682	853
Contractual commitments	13,623	492	-	-	14,115	14,107
	$53,522	$25,026	$60,042	$23	$138,613	$129,516

As of June 30, 2012, the Company had approximately $14.1 million of contracted equipment commitments related to the Goldfields Project.

OUTSTANDING SHARES

As of June 30, 2012, the Company had 217,334,178 common shares outstanding. As of August 9, 2012, 217,334,178 common shares of the Company were outstanding. The Company also had 15,656,351 outstanding stock options at a weighted averaged exercise price of $1.34, 29,636,168 common share purchase warrants outstanding at a weighted average exercise price of Cdn$1.65, and up to 20,408,163 shares issuable on conversion of the convertible debentures outstanding with a maturity date of March 31, 2016.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

No director, senior officer, principal holder of securities or any associate or affiliate of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries.

During the three months ended June 30, 2012, related party transactions with Stockport Exploration Inc. (formerly, Linear Metals Corporation) (“Stockport”) for the provision of general and administrative services totalled $0.01 million. Accounts receivable from Stockport totalled $0.1 million for the period ended June 30, 2012.

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The Company has a Stock Option Plan for directors, officers and employees of the Company and its subsidiaries. The purpose of the plan is to encourage ownership of the Company’s common shares by the persons who are primarily responsible for the management and profitable growth of the Company’s business, to provide additional incentive for superior performance, and to attract and retain valued personnel.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company holds certain financial instruments as long-term investments and therefore is inherently exposed to various risk factors including currency risk, credit risk, market price risk and liquidity risk.

NON-GAAP FINANCIAL INFORMATION

In this report, the Company uses the terms “cash operating costs”, “total cash costs” and “operating margin”, each of which are considered non-GAAP financial measures as they do not have any standardized meaning prescribed in IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These terms are used by management to assess performance of individual operations and to compare the Company’s performance to other gold producers.

The term “cash operating costs” is used on a per ounce of gold basis. Cash operating costs per ounce is equivalent to direct operating cost, as found on the Consolidated Statements of Operations, less production royalty expenses and production taxes but includes by-product credits for payable silver.

The term “total cash costs” is equivalent to cash operating costs plus production royalties and mining taxes.

The term “operating margin” is equivalent to realized gold price per ounce less cash costs per ounce.

See the Reconciliation of Cash Operating Costs per Ounce for a reconciliation of these non-GAAP measures to the Company’s Consolidated Statements of Operations and Comprehensive Income.

RISK FACTORS

The Company’s business contains significant risk due to the nature of mining, exploration and development activities. Certain risk factors below are related to the mining industry in general, while others are specific to the Company. Included in the risk factors below are details on how management seeks to mitigate the risks wherever possible. For details of risk factors, please refer to the Company’s audited consolidated financial statements, and Annual Information Form that is available at www.sedar.com.

Nature of Mineral Exploration and Mining

Mines have limited lives based on proven and probable reserves and therefore the Company will be required to continually replace and expand its mineral reserves as it mines gold. The Company’s ability to maintain and increase its annual production of gold in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production, and expand existing mineral reserves at existing mines. In addition, there is a limited supply of desirable mineral lands available in the Canada and other countries where the Company would consider conducting exploration and/or production activities. Because the Company faces strong competition for new properties from other mining companies, many of which have greater financial resources than the Company does, it may be unable to acquire attractive new mining properties.

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Certain of the Company’s activities are directed toward the exploration for and the development of mineral deposits. The exploration for, and development of, mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of a mineral deposit may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical and unpredictable; capital and operating costs which are highly variable; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or abandoning or delaying the development of a mineral project.

Mining is inherently risky and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business. Mining involves various types of risks and hazards, including, but not limited to: unanticipated changes in grade and tonnage of material to be mined and processed; unanticipated adverse geotechnical conditions; adverse weather conditions; incorrect data on which engineering assumptions are made; availability and cost of labour and other supplies and equipment; availability of economic sources of power; adequacy of access to the site; unanticipated transportation costs; government regulations (including regulations relating to prices, royalties, duties, taxes, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands); lower than expected ore grades; metallurgical or other processing problems; delays in delivery and installation of equipment necessary to continue operations as planned; or failure of the Company’s equipment, processes or facilities to operate properly or as expected. For some of these risks, the Company maintains insurance to protect against these losses at levels consistent with its historical experience and industry practice.

Reserve Estimates

The Company estimates its reserves and resources on its properties as “proven reserves”, “probable reserves” or in accordance with applicable Canadian standards, as “measured resources”, “indicated resources” or “inferred resources”. The Company’s ore reserve and resource figures and costs are primarily estimates and are not guarantees that the Company will recover the indicated quantities of these metals. The Company estimates proven reserve quantities based on sampling and testing of sites conducted by the Company and by independent companies hired by the Company. Probable reserves are based on information similar to that used for proven reserves, but the sites for sampling are less extensive, and the degree of certainty is less. Reserve estimation is an interpretive process based upon available geological data and statistical inferences and is inherently imprecise and may prove to be unreliable. In addition, resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. The Company’s reserves are reduced as existing reserves are depleted through production. Reserves may be reduced due to lower than anticipated volume and grade of reserves mined and processed and recovery rates.

Reserve estimates are calculated using assumptions regarding metals prices. For example, the Company’s reserves at Black Fox were estimated using a gold price of $1,150/oz for 88% of production and $500/oz for the remaining gold production that is sold through the Gold Stream Agreement. Gold prices have fluctuated widely in the past. Declines in the market price of metals, as well as increased production costs, capital costs and reduced recovery rates, may render reserves uneconomic to exploit, and lead to a reduction in reserves. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. No assurance can be given that the amount of metal estimated will be produced or the indicated level of recovery of these metals will be realized. Any material reduction in the Company’s reserves estimates could have a material adverse effect on the Company’s results or operations or financial condition.

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Development Projects

The Company is engaged in the development of new ore bodies. The Company’s ability to sustain or increase its present level of production is dependent in part on the successful exploration and development of new ore bodies and/or expansion of existing mining operations. Decisions regarding future projects, including the 147 Zone, Contact Zone, Grey Fox, Pike River, and Goldfields, are subject to the successful completion of feasibility studies, issuance of necessary governmental permits and receipt of adequate financing. Development projects have no operating history upon which to base estimates of future cash flow. The Company’s estimates of proven and probable ore reserves and cash operating costs are, to a large extent, based upon detailed geologic and engineering analysis. The Company also conducts feasibility studies that derive estimates of capital and operating costs based upon many factors.

It is possible that actual costs and economic returns may differ materially from the Company’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. There can be no assurance that any future exploration or development efforts will be profitable.

The Goldfields Project is currently at the pre-development stage. Construction and development of the project is subject to numerous risks, including, but not limited to, delays in obtaining equipment, material, permits and services essential to completing construction of the project in a timely manner; changes in environmental or other government regulations; currency exchange rates; financing risks; labour shortages; and fluctuation in metal prices, as well as the continued support of the local community. There can be no assurance that the construction will commence or continue in accordance with current expectations or at all.

In addition, the Goldfields Project has no recent operating history upon which to base estimates of future commercial viability. Estimates of mineral resources and mineral reserves are, to a large extent, based on the interpretation of geological data obtained from drill holes and other sampling techniques and feasibility studies. This information is used to calculate estimates of the capital cost and operating costs based upon anticipated tonnage and grades of gold to be mined and processed, the configuration of the mineral resource, expected recovery rates, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that differences in such estimates could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. There can be no assurance that the Company will be able to complete the Goldfields development project on schedule or within budget due to, among other things, and in addition to those factors described above, changes in the economics of the mineral projects, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support operations. Should any of these events occur, it could have a material adverse effect on the Company’s results of operations, financial condition, and prospects.

Production Estimates

The Company prepares estimates of future production for its operations. The Company develops its estimates based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing. In the past, the Company’s actual production from time to time has been lower than its production estimates and this may be the case in the future.

Each of these factors also applies to future development properties not yet in production. In the case of mines the Company may develop in the future, the Company does not have the benefit of actual experience in its estimates, and there is a greater likelihood that the actual results will vary from the estimates. In addition, development and expansion projects are subject to financing contingencies, unexpected construction and start-up problems and delays.

Environment Laws and Regulations

The Company’s exploration and production activities in Canada are subject to regulations by governmental agencies under various environment laws. The Company is also subject to environmental regulations in Mexico and the Dominican Republic where it has exploration and development properties. These regulations mandate, among other things, the maintenance of air and water quality standards, land use standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

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Environmental legislation in many countries is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environment assessments and proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes in or delays in the Company’s intended activities. There can be no assurance that future changes in environment regulations will not adversely affect the Company’s business.

Property Rights, Permits and Licensing

The Company derives the rights to most of its mineral properties from unpatented mining claims, leaseholds, joint ventures or purchase option agreements which require the payment of maintenance fees, rents, purchase price installments, exploration expenditures, or other fees. If the Company fails to make these payments when they are due, its rights to the property may lapse. There can be no assurance that the Company will always make payments by the requisite payment dates. In addition, some contracts with respect to the Company’s mineral properties require development or production schedules. There can be no assurance that the Company will be able to meet any or all of the development or production schedules. The Company’s ability to transfer or sell its rights to some of its mineral properties requires government approvals or third party consents, which may not be granted.

Uncertainty of Title

While the Company has no reason to believe that its rights to mine on any of its properties are in doubt, title to mining properties are subject to potential claims by third parties claiming an interest in them.

If there are title defects with respect to any of the Company’s properties, it might be required to compensate other persons or perhaps reduce the Company’s interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert management's time from operations as well as ongoing exploration and development programs. Furthermore, if the Company loses its rights in and to any of its properties, it could have a material adverse effect on the Company’s operations or financial condition.

Capital Expenditures

In order to explore and, if exploration is successful, develop the Company’s projects and properties, the Company will be required to expend significant amounts for, among other things, geological and geochemical analysis, assaying, and, if warranted, feasibility studies with regard to the results of exploration. The Company may not benefit from these investments if the Company is unable to identify commercially exploitable mineralized material. If the Company is successful in identifying reserves, it will require significant additional capital to construct facilities necessary to extract those reserves.

The Company’s ability to obtain the funding necessary to explore and develop its properties and projects depends upon a number of factors, including the state of the North American and worldwide economies and the price of gold. The Company may not be successful in obtaining the required financing for these or other purposes on terms that are favorable to the Company or at all, in which case the Company’s ability to continue operating would be adversely affected. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development of some or all of its exploration and /or development properties.

Substantial expenditures will be required to develop the Goldfields Project located in Saskatchewan, Canada. The Company may not be able to obtain final permits for the project and there may be significant variances relative to the feasibility study with respect to capital and operating costs as well as production estimates and related revenues, any of which could have a significant impact on the overall economics of the project.

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Credit Risk

Credit risk on financial instruments arises from the potential for counterparties to default on their obligations to the Company. The Company’s credit risk is limited to cash, accounts receivables, restricted certificates of deposit and notes receivable in the ordinary course of business. Cash and restricted certificates of deposit are placed with high-credit quality financial institutions. The Company sells its gold production exclusively to large international organizations with strong credit ratings. The balance of accounts receivables owed to the Company in the ordinary course of business is not significant.

The Company assesses quarterly whether there has been an impairment of the financial assets of the Company. The Company has recorded an impairment of $4.9 million related to its investments during the six month period ended June 30, 2012.

Liquidity Risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company has a planning and budgeting process to monitor operating cash requirements, including amounts projected for the existing capital expenditure program and plans for expansion, which are adjusted as input variables change. These variables include, but are not limited to, available bank lines, mineral production from existing operations, commodity prices, taxes and the availability of capital markets. As these variables change, liquidity risks may necessitate the need for the Company to issue equity or obtain project debt financing.

The Company’s current annual interest obligation associated with the Convertible Debentures is approximately $3.25 million, which the Company may satisfy in cash, or by issuing common shares to raise cash proceeds for the payment of interest or a combination thereof at its option. The Company may also incur additional indebtedness from time to time to finance working capital, exploration or development efforts, strategic acquisitions, investments and alliances, capital expenditures or other general corporate purposes, subject to the restrictions contained in the indenture governing the Convertible Debentures and in any other agreements under which the Company may incur indebtedness in the future. The Company’s indebtedness and interest payment obligations could adversely affect its ability to operate its business and may limit the Company’s ability to take advantage of potential business opportunities

Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while increasing production levels at its current operations.

Currency Risk

Financial instruments that impact the Company’s net income or other comprehensive income due to currency fluctuations include Canadian dollar restricted cash, restricted certificates of deposit, and accounts payable. The Company’s functional and reporting currency is US dollars. The Company’s Canadian operations at the Black Fox Mine are translated from the host currency to US dollars. Therefore, exchange rate movements in the Canadian dollar can have a significant impact on the Company’s consolidated operating results.

Interest Rate Risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. All of the Company’s debt obligations are fixed and therefore there is no exposure to changes in market interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

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Commodity Price Risk

The Company historically has derived the majority of its revenues from the sale of gold, and its current development and exploration activities are focused on gold. As a result, the Company’s future earnings are directly related to the price of gold. Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold producing countries. The profitability of the Company is directly related to the market price of gold.

The current demand for, and supply of, gold also affects gold prices. The supply of gold consists of a combination of new production from mining and existing shares of bullion held by government central banks, public and private financial institutions, industrial organizations and private individuals. As the amounts produced by all producers in any single year constitute a small portion of the total potential supply of gold, normal variations in current production do not usually have a significant impact on the supply of gold or on its price. Mobilization of gold held by central banks through lending and official sales may have a significant adverse impact on the gold price.

All of the above factors are beyond the Company’s control and are impossible for the Company to predict. If the market price for gold falls below the Company’s costs to produce gold for a sustained period of time, that will make it more difficult to obtain financing for its projects. Furthermore, any such reduction in the market price for gold could cause the Company to experience significant losses and could require the Company to discontinue exploration, development and/or mining at one or more of its properties.

The Company is also a significant consumer of electricity, mining equipment, fuels and mining-related raw materials, all of which the Company purchases from outside sources. Increases in prices of electricity, equipment, fuel and raw materials could adversely affect the Company’s operating expenses and profitability.

Equity Price Risk

The Company’s common shares are listed on the NYSE MKT Equities Exchange and the Toronto Stock Exchange. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The Company’s share price is also likely to be significantly affected by global economic issues, as well as short-term changes in gold prices or in the Company’s financial condition or liquidity.

As a result of any of these factors, the market price of the Company’s common shares at any given point in time might not accurately reflect its long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Furthermore, approximately 45.3 million of the Company’s common shares are issuable on exercise of warrants and options to purchase common shares at prices ranging from approximately Cdn$0.88 to Cdn$2.19 and $0.60 to $8.96 at a weighted average price of Cdn$1.65 and $1.34, respectively.

In addition, each $1,000 principal amount of the Convertible Debentures are convertible into common shares of the Company at the option of the holder at a conversion price of $2.45 per common share. Further, common shares of the Company are potentially issuable in connection with the Convertible Debentures in the following circumstances: (i) at the Company’s election in lieu of payment of principal upon redemption or maturity of the Convertible Debentures, (ii) upon a change of control of the Company (as defined in the Indenture) and (iii) at the Company’s election to pay interest on the Convertible Debentures in common shares.

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During the term of the warrants, options, Convertible Debentures and other rights, the holders are given an opportunity to profit from a rise in the market price of the Company’s common shares with a resulting dilution in the interest of the other shareholders. The Company’s ability to obtain additional equity financing during the period such rights are outstanding may be adversely affected, and the existence of the rights may have an adverse effect on the price of the Company’s common shares. The holders of the warrants, options, Convertible Debentures and other rights can be expected to exercise or convert them at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable to the Company than those provided by the outstanding rights.

CRITICAL ACCOUNTING POLICIES and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumption that affect the reported amounts of assets, liabilities, revenues and expenses. Management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increase, these judgments become even more subjective and complex. The Company has identified certain accounting policies that the Company believes are most critical in understanding the judgments that are involved in producing the Company’s consolidated financial statements and the estimates made that could impact results of the operations. The Company’s significant accounting policies are disclosed in Note 3 to the December 31, 2011 Consolidated Financial Statements.

Inventories

There are three elements of inventories in which management is required to make estimates and assumptions - stockpile ore, in-circuit gold inventories and doré. All are valued at the lower of average production costs or net realizable value. The average production cost includes the direct production costs, attributable overheads and depreciation incurred to bring the material to its present point in the process cycle. Net realizable value represents that value that can be realized upon sale of the inventory in question, less a reasonable allowance for further processing and sales costs, where applicable. The estimates and assumptions used in the measurement of the inventories include surveyed stockpile quantities, in circuit process volumes, gold contents of both, recoverable ounces once processed and the price per ounce of gold when ounces of gold are recovered and sold.

Mining Interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant, property and equipment and expenditures related to exploration arising from property acquisitions. Mine development costs are capitalized after proven and probable reserves have been identified. Amortization is calculated using the unit-of-production method over the expected life of the mine based on the estimated recoverable gold equivalent ounces or value of metals over proven and probable reserves.

Buildings and equipment are recorded at acquisition cost and amortized on a unit-of-production basis over the remaining proven and probable reserves of the mine. Equipment that is mobile is amortized on a straight-line basis over the estimated useful life of the equipment of five to ten years, not to exceed the related estimated mine lives. Repair and maintenance costs are expensed as incurred.

Mineral rights include the cost of obtaining unpatented and patented mining claims and the cost of acquisition of properties. Significant payments related to the acquisition of land and mineral rights are capitalized. If a mineable ore body is discovered, such costs are amortized when saleable minerals are produced from the ore body using the unit-of-production method based on proven and probable reserves. If no mineable ore body is discovered or such rights are otherwise determined to have no value, such costs are expensed in the period in which it is determined the property has no future economic value.

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The Company reviews the carrying values of its assets on a regular basis for indicators of impairment at the end of each reporting period by reference to project economics. Impairment assessments are conducted at the level of cash-generating units (“CGU’s”), with the Black Fox operating mine and development projects representing separate CGU’s. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The recoverable amount is the greater of the CGU’s fair value less costs to sell and its value in use. The estimates and assumptions used by management in the assessments include recoverable ounces of gold from the reserves and resources, long-term gold prices, the Canadian dollar/US dollar exchange rate and future costs of operations.

The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for a long-lived asset may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount of that CGU. A reversal of an impairment loss is recognized up to the lesser of the recoverable amount or the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the CGU in prior years.

Deferred Revenue

Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver payable gold at contracted prices. The Company records a portion of the deferred revenue as sales, based on a proportionate share of deliveries made compared with the total estimated contractual commitment. The estimates and assumptions used by management include the reserves and resources on the named properties, the future price of gold and the total future recoverable ounces.

Reclamation and Closure Costs

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations by regulatory authorities, which affect the ultimate cost of remediation and reclamation. Changes if any, due to their nature and unpredictability, could have a material impact and would be reflected prospectively, as a change in accounting estimate.

FUTURE CHANGES IN ACCOUNTING POLICIES

IFRS 9 Financial Instruments (“IFRS 9”) introduces new requirements for the classification, measurement and derecognition of financial assets and financial liabilities. Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. Also, the IASB has issued an amendment to IFRS 9, which changes the effective date of IFRS 9 (2009) and IFRS 9 (2010) so that IFRS 9 is required to be applied for annual periods beginning on or after January 1, 2015 with early application permitted. This amendment was released in connection with IFRS 7 Financial Instruments: Disclosures – Transition Disclosures (“IFRS 7”) which outlines that with the amendments to IFRS 9, entities applying IFRS 9 do not need to restate prior periods but are required to apply modified disclosures. The Company is currently assessing the impact of applying the amendments of IFRS 9 and IFRS 7 on the consolidated financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the returns.

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IFRS 11 Joint Arrangements (“IFRS 11”) introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. IFRS 11 removes the option to apply the proportional consolidation method when accounting for jointly controlled entities and eliminates the concept of jointly controlled assets. IFRS 11 only differentiates between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control over the entity have rights to the entity’s net assets.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to provide financial statement users with information to evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvement with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

The requirements relating to separate financial statements in IAS 27 are unchanged in the amended IAS 27. The other portions of IAS 27 are replaced by IFRS 10. IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) is amended to conform with changes in IFRS 10, IFRS 11 and IFRS 12.

Each of these five standards has an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted so long as each of the other standards noted above are also early applied. However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without technically early applying the provisions of IFRS 12 (and thereby each of the other four standards). The Company is currently assessing the impact of these new standards on the Company’s consolidated financial statements.

IFRS 13 Fair Value Measurement (“IFRS 13”) replaces existing IFRS guidance on fair value with a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with early application permitted. The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

The IASB issued amendments to IAS 1 Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company does not anticipate the application of the amendments to IAS 1 to have a material impact on its consolidated financial statements.

The IASB issued amendments to IAS 19 Employee Benefits (“IAS 19”) that introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments to other employee benefits include modification of the accounting for termination benefits and classification of other employee benefits. The Company does not anticipate the application of the amended IAS 19 to have a material impact on its consolidated financial statements.

The IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 must be applied starting January 1, 2013 with early adoption permitted. The Company is currently assessing the impact of adopting IFRIC 20 on the consolidated financial statements.

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Amendments were issued by the IASB to IAS 32 Financial Instruments: Recognitions and Measurement (“IAS 32”), which address inconsistencies in current practice when applying the offsetting criteria. These amendments are part of the IASB’s offsetting project. These amendments must be applied starting January 1, 2014 with early adoption permitted. The IASB also issued amendments to IFRS 7 as part of the offsetting project. This includes specific disclosures related to offsetting financial assets and liabilities that will enable users of an entities financial statements to evaluate the effect of potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and liabilities, on the entity’s financial position. These amendments must be applied starting January 1, 2013 with early adoption permitted. The Company is currently assessing the impact of adopting the IAS 32 and IFRS 7 amendments on the consolidated financial statements.

CONTROLS AND PROCEDURES

At the end of the second quarter of 2012, an evaluation of the design of disclosure controls and internal controls over financial reporting was carried out under the supervision of the Company’s management, including the President and Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and internal control over financial reporting were designed effectively as of June 30, 2012, the end of the period covered by this report.

There were no significant changes in the Company’s internal control over financial reporting during the three months ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Management will continue to monitor the its internal controls over financial reporting and disclosure and may make modifications from time to time as considered necessary or desirable.

Cautionary Note Regarding Forward-Looking Statements and Information:

This report contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements and information are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements other than statements which are reporting results as well as statements of historical fact set forth or incorporated herein by reference, are forward looking statements and information that may involve a number of known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to control or predict. Forward-looking statements and information can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue,” or the negative of such terms, or other comparable terminology. These statements include, but are not limited to comments regarding:

•	plans for the development of and production at the Black Fox Mine including, without limitation, the timing of the development of, and future production quantities from, the underground and open pit mines;
•	estimates from the Black Fox technical report dated January 6, 2011, including mine life, processing rate, recovery rate, average annual production, cash operating costs, capital costs, net present value and discounted cash flow value of Black Fox;
•	timing and costs associated with the completion of capital projects, including the Company’s development of the Black Fox underground mine and the expansion of the Black Fox Mill;
•	repayments of indebtedness and the Company’s ability to meet its obligations in connection with the 6.5% senior unsecured Convertible Debentures due March 31, 2016;
•	the Company’s exploration and development plans, including such plans and financing of such plans for the Company’s Grey Fox, Pike River, Stock Mine, and Goldfields projects ;
•	the sale of the Huizopa, Ixhuatán and Dominican Republic projects;
•	liquidity to support operations and debt repayment;
•	completion of a Canadian National Instrument 43-101 report for any of the Company’s exploration properties;
•	the establishment and estimates of additional mineral reserves and resources;

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•	future production, mineral recovery rates and costs, strip ratios and mill throughput rates;
•	projected total production costs, cash operating costs and total cash costs;
•	grade of ore mined and milled from Black Fox and cash flows derived therefrom;
•	future processing capacity of the Black Fox Mine;
•	anticipated expenditures for development, exploration, and corporate overhead, including expenditures for surface drilling at Black Fox and Goldfields;
•	timing and issuance of permits;
•	estimates of closure costs and reclamation liabilities;
•	the Company’s ability to obtain financing to fund future expenditure and capital requirements; and
•	the impact of adoption of new accounting standards.

Although the Company believes that the plans, intentions and expectations reflected in these forward-looking statements are reasonable, the Company cannot be certain that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements and information contained in this report. Disclosure of important factors that could cause actual results to differ materially from the Company’s plans, intentions or expectations is included under the heading “Risk Factors” in this report.

Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements and information. Factors that could cause or contribute to such differences include, but are not limited to unexpected changes in business and economic conditions, including the global financial and capital markets; significant increases or decreases in gold prices; changes in interest and currency exchange rates; timing and amount of production; unanticipated changes in grade of ore; unanticipated recovery or production problems; changes in operating costs; operational problems at the Company’s mining properties; metallurgy, processing, access, availability of materials, equipment, supplies and water; determination of reserves; costs and timing of development of new reserves; results of current and future exploration and development activities; results of future feasibility studies; joint venture relationships; political or economic instability, either globally or in the countries in which the Company operates; local and community impacts and issues; timing of receipt of government approvals; accidents and labour disputes; environmental costs and risks; competitive factors, including competition for property acquisitions; availability of external financing at reasonable rates or at all; and the factors discussed in this report under the heading “Risk Factors;” and other risks and uncertainties set forth the Company’s periodic report filings with Canadian securities authorities and the SEC.

Many of these factors are beyond the Company’s ability to control or predict. These factors are not intended to represent a complete list of the general or specific factors that may affect the Company. The Company may note additional factors elsewhere in this report. All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company undertakes no obligation to update any forward-looking statement or information.

reporting requirements for disclosure of mineral properties

Certain information in this report concerning our properties and operations has been prepared in accordance with Canadian standards under applicable Canadian securities laws, which differ from the requirements of U.S. securities laws. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this annual report are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on December 11, 2005 (“CIM Standards”).

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While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not recognized by the SEC. Pursuant to United States standards as promulgated by the SEC under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. “Inferred Mineral Resource” has a great amount of uncertainty as to its existence, as to whether it can be mined and as to its economic and legal feasibility, except in rare cases. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in rare cases. Readers are cautioned not to assume that all or any part of a “Measured Mineral Resource” or “Indicated Mineral Resource” will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits registrants to report SEC compliant reserves in ounces and requires reporting of mineralization that does not qualify as reserves as in place tonnage and grade without reference to unit measures. As such, certain information contained in this annual report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to reporting and disclosure requirements of the SEC.

In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM Standards differ in certain respects from the U.S. standards. Brigus’ Proven and Probable Mineral Reserves are estimated in accordance with definitions set forth in NI 43-101.

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